FORM 6-K

                 SECURITIES AND EXCHANGE COMMISSION
                       Washington, D.C. 20549


                  Report of Foreign Private Issuer


                 Pursuant to Rule 13a-16 or 15d-16
              of the Securities Exchange Act of 1934


                             12 March 2003


                             mmO2 plc


                        Wellington Street
                Slough, Berkshire SL1 1YP, England

             (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

                  Form 20-F..X...    Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                         Yes .....   No ..X...


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 ________


Enclosure:

Copy of announcement regarding Holding(s) in Company sent to the London Stock Exchange on 12 March 2003.






SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES


1. Name of company

mmO2 plc


2. Name of shareholder having a major interest

Prudential plc and certain of its subsidiary companies


3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

In respect of 2 above


4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

M&G (LOMBARD ST) NOMS FPE                         373,448
MAGIM HSBC GIS NOM(UK) SALI                     1,098,979
MGIM A/C DBL A/C FBFT                             595,414
MGIM A/C JPM A/C RU                            14,401,516
PRUCLT HSBC GIS NOM(UK) PAC AC                225,553,309
PRUCLT HSBC GIS NOM(UK) PPL AC                 16,257,282
PRUCLT HSBC GIS NOM(UK) SAL AC                    106,931
PRUDENTIAL EURO INDEX TRACKER                      22,800
PRUDENTIAL HOLBORN PENSIONS LD                        777
PRUDENTIAL UK INDEX TRACKER TS                     41,431
ROY NOMINEES 578079                             1,084,954
ROY NOMS LTD 578052                               636,207
ROY NOMS LTD 578141                             1,224,552
ROY NOMS LTD 578192                             2,634,719


5. Number of shares / amount of stock acquired

Total holding requiring notification pursuant to the provisions of section 198 Companies Act 1985


6. Percentage of issued class

Unknown


7. Number of shares / amount of stock disposed

N/A


8. Percentage of issued class

N/A


9. Class of security

Ordinary shares of 0.1p each


10. Date of transaction

11 March 2003


11. Date company informed

12 March 2003


12. Total holding following this notification

264,032,319


13. Total percentage holding of issued class following this notification

3.04%


14. Any additional information

Notification in respect of section 198 Companies Act 1985


15. Name of contact and telephone number for queries

Paul Moore, 01753 628293


16. Name and signature of authorised company official responsible for making this notification

Paul Moore


Date of notification

12 March 2003


The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.



                              SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                                 mmO2 plc


Date:  12 March 2003                 By:___/s/ Robert Harwood___

                                           ROBERT HARWOOD
                                           Assistant Secretary